Prospectus Supplement No. 1

Filed Pursuant to Rule 424(b)(3)

File No. 333-235695

Prospectus Supplement No. 1 Dated January 17, 2020

To Prospectus Dated January 15, 2020

This prospectus supplement corrects and clarifies the calculation of the maximum shares to be issued or become issuable to Innovus stockholders in relation to the Merger, as defined and discussed in the joint proxy statement/prospectus dated January 15, 2020 (the “Prospectus”). The Prospectus states that, if the Merger is completed, the total number of shares of Aytu common stock to be issued to Innovus stockholders at closing is determined pursuant to a formula set forth in Section 2.01(b)(i) of the merger agreement that takes into account the amount of additional debt incurred by Innovus Pharmaceuticals, Inc, (“Innovus”) since the date of signing and the impact of certain other components that are said to not be currently calculable. On page 179 in the section titled “Merger Agreement—Merger Consideration”, the Prospectus describes this formula in more detail, and when describing the deduction relating to payouts to holders of Innovus warrants with cash-out rights, it incorrectly states that while this component is not currently calculable it is not expected to result in a deduction to the number of shares of Aytu common stock to be issued at closing. In fact, it is expected that this deduction (assuming the Aytu and Innovus’ share prices do not change significantly between now and closing) would be approximately $0.3 million, and so this part of the Prospectus should instead read:

Starting Consideration Value	$8,000,000
Deduction for Promissory Note owed by Innovus to Aytu	$1,350,000
Deduction for value of payouts to holders of Innovus warrants with cash-out rights (including those who elect to take Series H shares) to the extent such value is greater than $1,300,000	Not currently calculable but based on today’s trading prices for Aytu and Innovus’ common stock, this deduction would be approximately $0.3 million.
Deduction for increases to long-term liabilities between June 30, 2019 and closing	Not currently calculable, but no material increases as at January 15, 2020
Deduction for reductions in net working capital between June 30, 2019 and closing	Not currently calculable, but no material reduction as at January 15, 2020
Ending Consideration Value (to the extent currently calculable)	$3.4 million
Expected Maximum Number of shares to be issued (Ending Consideration Value divided by $1.69)	3,780,000

In several places, including those referenced below, the Prospectus also states that we do not expect the total number of shares of Aytu BioScience, Inc. (“Aytu”) common stock to be issued as merger consideration at the time of the merger to exceed approximately 3.9 million. As a result of the deduction component described above, and based on our calculations, we do not expect the total number of shares of Aytu common stock to be issued as merger consideration at the time of the merger to exceed approximately 3.78 million.

Sections where 3.9 million is referenced as the maximum number of shares of Aytu common stock to be issued as merger consideration at the time of the closing, which instead should state 3.78 million:

•	Merger Proposal – Your Vote is Very Important (Page 2 of the Letter)
•	QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETINGS (Page 6)
•	SUMMARY (Page 24)
•	RISK FACTORS – RISKS – RISKS RELATED TO THE MERGER (Page 31 - 32)
•	RISK FACTORS – RISKS – RISKS RELATED TO OUR ORGANIZATION, STRUCTURE AND OPERATION (Page 61)
•	NOTE 2, NOTE 3, AND NOTE 4 TO THE CERTAIN UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (Pages 85 -93)
•	INNOVUS PROPOSAL I: ADOPTION OF THE MERGER AGREEMENT AND AYTU PROPOSAL I: APPROVAL OF THE MERGER CONSIDERATION (Page 154)
•	THE MERGER AGREEMENT (Page 179)
•	INTERESTS OF AYTU’S DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER (Page 203)

In addition, we anticipate that due to the above, Aytu stockholders are expected to own approximately 84.5% of the outstanding shares of Aytu common stock and former Innovus stockholders are expected to own approximately 15.5% of outstanding common stock (without consideration of the shares of Aytu common stock underlying the CVRs, common stock underlying the Aytu Series H convertible preferred stock to be offered in exchange for certain Innovus warrants, and common stock to be issued to certain employees of Innovus immediately post-merger under the Aytu Incentive Plan).

In addition, we anticipate that due to the above, Armistice Capital, LLC (“Armistice”) is expected to receive a maximum of 270,000 shares of Aytu common stock (not including shares of Aytu common stock underlying CVRs and any shares of Series H convertible preferred stock in the event Armistice elects to exchange certain outstanding Innovus warrants with cash-out rights for shares of such Series H convertible preferred stock prior to the closing of the merger).

In addition, we anticipate that due to the above (without considering any potential CVR payout or shares of Series H convertible preferred stock in the event Armistice elects to exchange certain outstanding Innovus warrants wth cash-out rights), Armistice is expected to beneficially own a maximum of approximately 21.78 million shares of Aytu common stock, including 13,637,796 shares of common stock underlying Armistice owned preferred stock/warrants, representing approximately 57.1% of the shares of Aytu common stock expected to be outstanding after the merger, including shares beneficially owned by Armistice. Armistice is, and after the merger will continue to be, the largest stockholder of Aytu and will be able to exercise control over Aytu. Armistice may use such control to influence Aytu after the merger in ways that could negatively affect Aytu’s operations and financial results. Notwithstanding the above, Armistice is restricted from holding at any given time greater than 40.0% of the outstanding Aytu common stock.

In addition, we anticipate that due to the above, sections where we reported the merger consideration represented approximately $0.98 in value per share of Innovus common stock, should instead indicate $0.91 (without considering any potential CVR payout or any deductions from the merger consideration provided for in the merger agreement). The following sections were impacted by this:

•         MERGER PROPOSAL — YOUR VOTE IS VERY IMPORTANT (Page 1)

•         QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETINGS (Page 4)

This prospectus supplement should be read in conjunction with the Prospectus, and this prospectus supplement is qualified in its entirety by reference to the Prospectus, except to the extent that the information herein modifies or supersedes the information contained in the Prospectus. Except as specifically corrected by this prospectus supplement, the “About This Joint Proxy Statement/Prospectus” section of the Prospectus is not affected by this prospectus supplement.

Before voting, whether you are an Aytu stockholder or an Innovus stockholder, you should carefully review all the information contained in this prospectus supplement and the Prospectus, including its annexes and information incorporated by reference. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS” BEGINNING ON PAGE 26 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the transaction described in the Prospectus or determined whether the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This date of this prospectus supplement is January 17, 2020 and this prospectus supplement is first being mailed to the Aytu stockholders and Innovus stockholders on or around January 21, 2020.